June 3, 2025

P.J. Tezza
Chief Executive Officer
ModVans Inc.
665 Spice Islands Drive, Suite 102
Sparks, Nevada 89431

        Re: ModVans Inc.
            Post Qualification Amendment to Offering Statement on Form 1-A Filed on May 23, 2025
            File No. 024-12333
Dear P.J. Tezza:

       We have reviewed your amendment and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to 1-A POS filed on May 23, 2025
Exhibit 11.1 Consent, page 1

1.     We note that the consent of the independent auditor filed on Exhibit
11.1 refers only
       to the financial statements for the year ended December 31, 2024. In light of the fact that the audit report dated May 20, 2025, that is referred to in the consent, includes the audit of the financial statements for both the years ended December 31, 2023 and
       2024, please revise your consent in Exhibit 11.1 to be consistent with the periods included in the audit report.
Jury Trial Waiver, page 13

2. We note your response to our prior comment 3. Please include a new risk factor in the risk factor section of this offering statement discussing the material risks to investors related to the jury trial waiver provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you. June 3, 2025
Page 2

Financial Statements
Statements of Cash Flows, page F-7

3. We note that your Cash-end of year for fiscal year ended December 31, 2024 was
       $(252,589), while your cash and cash equivalents as of December 31, 2024 on your balance sheet was $18,968. Please revise your statement of cash flows to correct this inconsistency.
Exhibits

4. We note your response to our prior comment 10. Please revise your legality opinion to identify counsel.
General

5. We note your revisions in response to prior comment 2. Your revisions on pages 13 and 28 and Exhibit 4.1 indicate that the forum selection provision applies to claims arising under the Securities Act. However, your risk factor disclosure on page
       8 indicates that the provision does not apply to such claims. Please reconcile.
6. We note your response to prior comment 9. Your disclosure indicates that you have a wholesale relationship with Ford since at least 2021. Your exhibit index states that the date of the agreement with Ford is June 20, 2024. However, the exhibit you filed is undated, is not signed by a representative of Ford and only e-signed by Laura Tezza on May 21, 2025. Please reconcile your disclosure and file a final, executed and dated agreement.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing